MR

13012663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
403

SEC FILE NUMBER
8- 30177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KeyBanc Capital Markets, Inc.

OFFICIAL USE ONLY
34-1391952
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Key Tower, 127 Public Square
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Kovachick, Chief Financial Officer (216) 689-3723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Suite 1300, 925 Euclid Avenue (Address) Cleveland (City) Ohio (State) 44115-1476 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

OATH OR AFFIRMATION

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KeyBanc Capital Markets, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA A. NOWAK
Notary Public, State of Ohio
My Commission Expires Jan. 1, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2012

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-3723

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

KeyBanc Capital Markets Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

KeyBanc Capital Markets Inc.

Financial Statements and Supplementary Information

December 31, 2012

Contents

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476
Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

We have audited the accompanying financial statements of KeyBanc Capital Markets Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KeyBanc Capital Markets Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2013

KeyBanc Capital Markets Inc.

Statement of Financial Condition

December 31, 2012
(In Thousands)

Assets		
Cash	$	18,267
Cash segregated under federal regulations		19,509
Receivable from brokers and dealers		20,351
Trade date receivables, net		669
Receivable from customers		7,040
Securities purchased under agreements to resell		265,515
Securities owned, at fair value:		
Marketable		549,902
Not readily marketable		43,244
Derivative assets		1,641
Other investments		4,272
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,839		753
Net deferred tax assets		18,784
Other receivables		20,509
Other assets		3,430
Total assets	$	973,886
Liabilities and shareholder's equity		
Liabilities:		
Securities sold under agreements to repurchase	$	225,898
Securities sold, but not yet purchased, at fair value		275,242
Derivative liabilities		1,602
Payable to brokers and dealers		2,909
Payable to affiliate		8,116
Trade date payables, net		48,083
Payable to customers		7,446
Accrued compensation		77,180
Other liabilities		19,669
Total liabilities		666,145
Shareholder's equity:		
Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		239,204
Retained earnings		68,536
Total shareholder's equity		307,741
Total liabilities and shareholder's equity	$	973,886

See accompanying notes to financial stctements.

KeyBanc Capital Markets Inc.

Statement of Operations

Year Ended December 31, 2012
(In Thousands)

Revenues	
Commissions	$ 53,050
Principal transactions	50,784
Underwriting and investment banking	109,389
Interest and dividends	15,588
Other revenues	505
Total revenues	229,316
Expenses	
Employee compensation and benefits	140,650
Interest	6,971
Floor brokerage and clearance	3,363
Communications	3,147
Occupancy and equipment	13,936
Promotion and development	10,911
Data processing	27,420
Management fee paid to affiliate	8,431
Processing fee paid to affiliate	6,674
Other operating expenses	9,862
Total expenses	231,365
Loss before income taxes	(2,049)
Income tax benefit	252
Net loss	$ (1,797)

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2012
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2012	$ 1	$ 239,204	$ 70,333	$ 309,538
Net loss	–	–	(1,797)	(1,797)
Balance at December 31, 2012	$ 1	$ 239,204	$ 68,536	$ 307,741

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Cash Flows

Year Ended December 31, 2012
(In Thousands)

Operating activities	
Net loss	$ (1,797)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	325
Deferred compensation	198
Deferred income tax benefit	(10,830)
Changes in operating assets and liabilities:	
Decrease in cash segregated under federal regulations	18,592
Decrease in receivable from brokers and dealers	5,400
Decrease in trade date receivables	95,382
Decrease in receivable from customers	872
Decrease in securities owned	17,746
Decrease in derivatives, net	1,539
(Increase) in other investments	(432)
Decrease in other receivables	4,024
Decrease in other assets	7,958
(Decrease) in securities sold, not yet purchased	(54,407)
(Decrease) in payable to brokers and dealers	(402)
Increase in trade date payables	11,208
Increase in payable to customers	5,257
Increase in payable to affiliates	7,603
(Decrease) in accrued compensation	(1,162)
Increase in other liabilities	8,041
Net cash provided by operating activities	115,115
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	(326)
Net cash used in investing activities	(326)
Financing activities	
(Increase) in securities purchased under agreements to resell	(36,823)
(Decrease) in securities sold under agreements to repurchase	(64,080)
Payments on unsecured line of credit with Parent	(159)
Net cash used in financing activities	(101,062)
Net increase in cash	13,727
Cash at beginning of fiscal year	4,540
Cash at end of fiscal year	$ 18,267
Additional disclosures relative to cash flow	
Tax benefit received from Parent	$ 6,286
Interest paid	6,342

See accompanying notes to financial statements.

1. Organization

KeyBanc Capital Markets Inc. (KBCM or the Company) is a wholly owned subsidiary of KeyCorp (the Parent). The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking and principal and agency transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these financial statements.

Basis of Presentation

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

Cash of $19,509 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

2. Significant Accounting Policies (continued)

Receivable from (Payable to) Brokers and Dealers

Receivables from brokers and dealers include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, and amounts receivable from clearing organizations related to open transactions. Payables to brokers and dealers consist of amounts payable for securities failed to receive and amounts payable to clearing organizations on open transactions.

Trade Date Receivables (Payables)

Trade date receivables and payables arise from unsettled trades where the Company records a transaction in a security position as of the trade date with an offsetting payable or receivable recorded to offset the traded security position. KBCM nets the receivable and payables for unsettled trades with the same clearing organization. Commissions receivable associated with the Company's unsettled trades are also included in trade date receivables.

Receivable from (Payable to) Customers

Receivable from customers includes amounts due from customer on cash transactions, including customer fails to deliver. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Statement of Financial Condition. Payable to customers includes amounts owed to customers on cash transactions, including customer fails to receive.

Collateralized Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of the securities underlying securities purchased under agreements to resell and to provide the securities as collateral for securities sold under agreements to repurchase. The Company monitors the risk of loss on these transactions by assessing the fair value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral when deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company uses repurchase agreements only for the purpose of funding its security portfolio and does not engage in matched-book transactions to profit from bid-ask spreads.

2. Significant Accounting Policies (continued)

Securities borrowed of $61, which are included in receivable from brokers and dealers, are carried at the amounts of cash collateral advanced and received in connection with these transactions.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and carried at fair value. Information pertaining to the Company's accounting policy for fair value measurements for these security portfolios is summarized below under the heading "Fair Value Measurements."

Realized and unrealized gains and losses are included in revenues from principal transactions in the Statement of Operations. Realized gains on sales of securities are generally determined based on the sale of positions held on a first-in-first-out basis.

Derivative Financial Instruments

In accordance with applicable accounting guidance, all derivatives are recognized as either assets or liabilities at fair value on the Statement of Financial Condition. Changes in the fair value of derivatives are recognized immediately in earnings in Principal transaction revenue on the Statement of Operations. The net increase or decrease in derivatives is included in operating activities within the Statement of Cash Flows. Refer to Note 10 for further discussion of the Company's derivative instruments.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years. Accumulated depreciation and amortization on furniture, equipment, and leasehold improvements totaled $1,839 at December 31, 2012.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2012.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on the trade date basis and vary based on individual commission rates and production volume. Bonuses include both discretionary and non-discretionary amounts. Discretionary amounts are accrued as pre-determined benchmarks are met. Non-discretionary amounts are accrued during the year based on estimated payouts.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade-date basis.

Investment banking revenue (other than underwriting revenue) is recorded as income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income using the effective yield method. Interest expense incurred on securities repurchase activities is also recorded based on the settlement date of the funding transaction and accrued into expense using the effective yield method.

Fair Value Measurements

The Company follows applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and applies only when other guidance requires or permits assets or liabilities to be measured at fair value; the guidance does not expand the use of fair value to any new circumstances.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in our principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, we consider liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

2. Significant Accounting Policies (continued)

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant—not just the intended use—to maximize the value of the asset. We also consider whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied, and encompasses not only the Company's own credit risk (i.e., the risk that we will fail to meet our obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on our own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions.

2. Significant Accounting Policies (continued)

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. However, if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet, assets and liabilities are considered to be fair valued on a nonrecurring basis. This generally occurs when the entity applies accounting guidance that requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment.

At a minimum, the Company conducts its valuations quarterly. Additional information regarding fair value measurements and disclosures is provided in Note 12 (Fair Value Measurements).

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In addition to the matter disclosed below and in compliance with applicable accounting standards, all material subsequent events have been either recognized in these financial statements or disclosed in the notes to the financial statements.

In February 2013, the Company received notification from FINRA that certain exceptions identified during FINRA's 2012 examination of the Company had been referred to FINRA's Enforcement Division. As of the date of these financial statements, the Company has not been notified by FINRA's Enforcement Division whether it intends to commence enforcement proceedings against the Company as a result of the referral. If FINRA commences enforcement proceedings against the Company, the Company may become subject to fines or penalties at their conclusion. The Company cannot reasonably estimate the amount of fines and penalties, if any, which may be assessed by FINRA in connection with any enforcement proceeding. All of the examination findings noted by FINRA have been remediated by the Company.

Accounting Guidance Adopted in 2012

Fair value measurement. In May 2011, the Financial Accounting Standards Board (FASB) issued accounting guidance that changed the wording used to describe many of the current accounting requirements for measuring fair value and disclosing information about fair value measurements. This accounting guidance clarified the FASB's intent about the application of existing fair value measurement requirements. It was effective for the interim and annual periods beginning on or after December 15, 2011 (effective January 1, 2012, for the Company). The

(In Thousands)

2. Significant Accounting Policies (continued)

adoption of this accounting guidance did not have a material effect on the Company's financial condition, results of operations or cash flows. The new fair value measurement disclosures required as a result of this accounting guidance are provided in Note 12 (Fair Value Measurements).

Repurchase agreements. In April 2011, the FASB issued accounting guidance that changed the accounting for repurchase agreements and other similar arrangements by eliminating the collateral maintenance requirement when assessing effective control in these transactions. This change resulted in more of these transactions being accounted for as secured borrowings instead of sales. This accounting guidance was effective for new transactions and transactions modified on or after the first interim or annual period beginning after December 15, 2011 (effective January 1, 2012, for the Company). The adoption of this accounting guidance did not have a material effect the Company's financial condition, results of operations or cash flows as the Company does not account for these types of arrangements as sales.

Accounting Guidance Pending Adoption at December 31, 2012

Offsetting. In December 2011, the FASB issued new accounting guidance that requires an entity to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of those arrangements on the entity's financial position. In November 2012, the FASB clarified the scope of the guidance to include derivatives, repurchase and reverse repurchase agreements, and securities lending and borrowing transactions. The new disclosures required by this accounting guidance will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods (effective January 1, 2013, for the Company).

(In Thousands)

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2012, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, But Not Yet Purchased, at Fair Value
Securities:		
U.S. and Canadian government obligations	$ 202,656	$ 231,338
Corporate obligations	201,062	41,227
State and municipal government obligations	23,307	–
Money market accounts	131,000	–
Other securities	32,388	2,658
Stocks and warrants	1,985	19
Banker's acceptances, certificates of deposit and commercial paper	748	–
	$ 593,146	$ 275,242

Securities not readily marketable include securities for which there is no market on a national securities exchange or no independent publicly quoted market. The Company held $43,244 of such securities at December 31, 2012 which are included in the table above under "State and municipal government obligations", "Other securities" and "Stocks and warrants." Included in Other securities are $26,588 of student loan backed securities that are issued by a trust of which the Parent consolidates in its financial statements.

4. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2012, the Company had ongoing committed credit arrangements of $1,900,000 and $50,000 with the Parent and a third party financial institution, respectively. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2012, the Company had no outstanding borrowings with the Parent or the third-party financial institution. The Company pays no commitment fees for access to the committed facility with the Parent and pays a commitment fee to the third party financial institution based upon 25 basis points of the average amount of the unused facility. During 2012 this commitment fee totaled $13.

(In Thousands)

4. Short-Term Borrowings (continued)

Securities sold under agreements to repurchase bear interest at rates ranging from 0.33% to 0.82% and are collateralized by Company-owned securities with a fair value of $233,223 at December 31, 2012.

5. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2012 were:

Communications	$ 2,812
Occupancy and equipment	12,510
Processing fee	6,674
Management fee	8,431
	$ 30,427

At December 31, 2012, $8,116 was payable to the Parent of which was comprised of $2,331 attributable to the aforementioned related party expenses and $5,835 related to an overdraft.

During 2012, the Company held certain debt securities issued by the Parent and its subsidiaries. At December 31, 2012, $33,631 and $5,561 of these debt securities were recognized in the Company's Securities owned and Securities sold, but not yet purchased portfolios, respectively. Interest income and expense recognized in earnings on these holdings were $905 and $354, respectively, during 2012.

At December 31, 2012, the Company recognized in Other assets on the Statement of Financial Condition a receivable from the Parent and its affiliates totaling $269. These receivables arise as the Company executes certain transactions for the Parent and its affiliates. Beginning in 2012, the Company began selling certain high yield loans on behalf of the Parent's banking subsidiary KeyBank N.A. (KeyBank). In connection with these transactions, KeyBank reimburses the Company for commissions paid to its employees who sell such loans in the secondary market. The amount of reimbursed commissions recognized during 2012 totaled $275.

(In Thousands)

5. Related-Party Transactions (continued)

The Company has also entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates under these arrangements were $11 during 2012.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income taxes included in the Statement of Operations are summarized below:

Current expense:	
Federal	$ 9,621
State	957
Total current expense	10,578
Deferred benefit:	
Federal	(9,863)
State	(967)
Total deferred benefit	(10,830)
Total income tax benefit	$ (252)

The difference between income tax benefit and the amount computed by applying the statutory federal tax rate of 35% to loss before income taxes is as follows:

	Amount	Rate
Loss before income taxes at 35% U.S. statutory federal tax rate	$ (717)	35.0%
State income tax, net of federal tax benefit	(7)	0.3
Tax-exempt interest income	(173)	8.5
Disallowed meals and entertainment	495	(24.2)
Disallowed customer gifts	35	(1.7)
Other	115	(5.6)
Total income tax benefit	$ (252)	12.3%

(In Thousands)

6. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2012, are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 17,871
Furniture and equipment	249
Accrued expenses	1,271
Total deferred tax assets	19,391
Deferred tax liabilities:	
Investment in partnerships	(320)
Prepaid expenses	(184)
State taxes	(103)
Total deferred tax liabilities	(607)
Total net deferred tax assets	$ 18,784

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total federal and state income taxes received from Parent were $6,286 for the year ended December 31, 2012. At December 31, 2012, KBCM had a $12,842 intercompany payable to the Parent for federal and state income taxes and is included in other liabilities on the Statement of Financial Condition.

(In Thousands)

7. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the Statement of Financial Condition, the Statement of Operations, and cash flows of the Company.

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2012, with initial or remaining noncancelable lease terms in excess of one year are approximately $1,353 payable as follows: 2013 – $326; 2014 – $341; 2015 – $280; 2016 – $177; 2017 – $182 and 2018 and beyond – $47. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense associated the Company's operating lease obligations totaled $435 for the year ended December 31, 2012.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that it maintain minimum net capital of the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250,000 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

8. Net Capital Requirements (continued)

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2012, the Company's net capital under the Rule was $188,316 or 2,068% of aggregate debit balances, and $187,893 in excess of the minimum required net capital.

9. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and accounts on a delivery-versus-payment and receipt-versus-payment basis for its customers located throughout the United States.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities. The Company has recorded these short positions in the financial statements at December 31, 2012, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' or counterparties' abilities to satisfy their obligations to the Company. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit the risk through consideration of numerous factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, and analyzing the expected duration of positions. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

(In Thousands)

10. Derivative Financial Instruments

A derivative instrument is a contract whose value is based on the performance of an underlying financial asset, index, or other investment. These instruments are generally based on notional values that are used to determine future cash flows to be exchanged. The Company's derivative financial instruments consist primarily of contractual commitments that include securities transactions on a To-Be-Announced (TBA) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and to a lesser extent to economically hedge the fair value of certain of its mortgage-related inventory positions. The following table presents the notional amount and derivative fair value of the Company's TBA transactions outstanding at December 31, 2012:

		Fair Value	
	Notional Amount	Derivative Assets	Derivative Liabilities
Forward TBA sale contracts	$ 32,046	$ 1,641	$ –
Forward TBA purchase contracts	32,027	–	1,602

Net losses recognized on TBA transactions were $4,190 for the year ended December 31, 2012.

11. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. The plan also permits the distribution of a discretionary profit-sharing component which was 2.4% for 2012 for eligible employees as of December 31, 2012. For the year ended December 31, 2012, the Company's contribution expense was $3,276.

Effective December 31, 2009, the Parent amended the pension plan to freeze all benefit accruals. The Company will continue to credit participants' account balances for interest until participants receive their plan benefits. The plan was closed to new employees as of December 31, 2009.

11. Employee Benefit Plans (continued)

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2012, the Company's allocated costs were $2,150.

12. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters when available, such as interest rate yield curves, option volatilities and credit spreads or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing is not indicative of the counterparty's credit quality. Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

12. Fair Value Measurements (continued)

The Company ensures that fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period. Quarterly, management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refine valuation methodologies as more market-based data becomes available.

Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 (Significant Accounting Policies) under the heading "Fair Value Measurements."

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.
- Securities are classified as Level 2 if quoted prices for identical securities are not available, and management determines fair value using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. government, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, and money market investments. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, spread tables, matrices, high-grade scales, option-adjusted spreads, and standard inputs such as yields, broker/dealer quotes, bids and offers.

12. Fair Value Measurements (continued)

- Securities are classified as Level 3 when there is limited activity in the market for a particular instrument. Level 3 assets consist primarily of municipal auction-rate securities and student loan asset backed securities. For these securities, the Company uses internally-developed cash flow models based on certain assumptions to determine fair value. Inputs used in these internal models include expected cash flows from the underlying collateral, which take into account expected default and recovery percentages, market research, and discount rates commensurate with current market conditions. Changes in the credit quality of the underlying collateral or market discount rate would impact the value of the securities. An increase in the underlying collateral credit quality or decrease in the market discount rate would positively impact the security value. Conversely, a decrease in the underlying collateral credit quality or increase in the market discount rate would negatively impact the security value.

Derivatives: The Company's derivative instruments consist of forward contracts to purchase and sell TBA securities. These instruments are classified as Level 2 as quoted prices for identical instruments are not available and management determines fair value using pricing models (either by a third-party pricing service or internally) or quoted prices of similar instruments. Inputs to these pricing models primarily consist of actual trade data from the TBA market (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers.

(In Thousands)

12. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2012:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis:				
Securities owned:				
U.S. and Canadian government obligations	$ –	$ 202,656	$ –	$ 202,656
Corporate obligations	–	201,062	–	201,062
State and municipal government obligations	–	20,508	2,799	23,307
Money market accounts	–	131,000	–	131,000
Other securities	–	5,800	26,588	32,388
Stocks and warrants	1,985	–	–	1,985
Banker's acceptances, certificates of deposit and commercial paper	–	748	–	748
Total securities owned	1,985	561,774	29,387	593,146
Derivative assets:				
Forward TBA sale contracts	–	1,641	–	1,641
Total derivative assets	–	1,641	–	1,641
Total assets on a recurring basis at fair value	$ 1,985	$ 563,415	$ 29,387	$ 594,787
Liabilities measured on a recurring basis:				
Securities sold, but not yet purchased:				
U.S. government obligations	$ –	$ 231,338	$ –	$ 231,338
Corporate obligations	–	41,227	–	41,227
Other securities	–	2,658	–	2,658
Stocks and warrants	19	–	–	19
Total securities sold, but not yet purchased	19	275,223	–	275,242
Derivative liabilities:				
Forward TBA purchase contracts	–	1,602	–	1,602
Total derivative liabilities:	–	1,602	–	1,602
Total liabilities on a recurring basis at fair value	$ 19	$ 276,825	$ –	$ 276,844

(In Thousands)

12. Fair Value Measurements (continued)

Changes in the Level of Fair Value Measurements

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the year ended December 31, 2012:

	Securities Owned				
	Corporate Obligations	State and Municipal Government Securities	Other Securities	Stocks and Warrants	Total
Balance at December 31, 2011	$ 33,869	$ –	$ 22,943	$ 159	$ 56,971
Gains (losses) included in earnings	2,166	(609)	3,645	28	5,230
Purchases	–	–	–	–	–
Issuances	–	–	–	–	–
Sales	(32,022)	(6,939)	–	(187)	(39,148)
Settlements	–	(46,700)	–	–	(46,700)
Net transfers in (out) of Level 3	(4,013) [(a)]	57,047 [(a)]	–	–	53,034
Balance at December 31, 2012	$ –	$ 2,799	$ 26,588	$ –	$ 29,387
Unrealized (losses) gains included in earnings	$ 204	$ (51)	$ 3,645	$ –	$ 3,798

[(a)] Transfers in and out of Level 3 were the result of the decreased and increased levels, respectively, of observable market activity for these securities.

During 2012, there were no transfers of assets and liabilities between Level 1 and Level 2.

The range and weighted-average of the significant unobservable inputs used to fair value the Company's Level 3 recurring assets at December 31, 2012, along with the valuation techniques used are shown in the following table:

	Fair Value of Level 3 Assets	Valuation Technique	Significant Unobservable Input	Range (Weighted-Average)
Securities owned:				
State and municipal government securities	$ 2,799	Discounted cash flow	Discount rate	2.4% (2.4%)
Other securities	26,588	Discounted cash flow	Prepayment speed	4.5%-22.0% (10.4%)
			Expected credit losses	2.0%-80.0% (45.7%)
			Discount rate	4.0% (4.0%)
			Expected defaults	9.9%-16.7% (13.3%)

Supplementary Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012
(In Thousands)

Net capital		
Total shareholder's equity from statement of financial condition		$ 307,741
Deductions and/or charges:		
Nonallowable assets:		
Receivable from customer	28	
Securities owned not readily marketable *	43,244	
Derivative assets	1,641	
Investment in partnerships	4,272	
Furniture, equipment and leasehold improvements	753	
Deferred tax assets	18,784	
Other receivables	18,361	
Other assets	3,159	
		90,242
Additional charges for customers' and noncustomers' security accounts	53	
Aged fails-to-deliver	499	
Other deductions and/or charges	7,674	
		8,226
		98,468
Net capital before haircuts on security positions		209,273
Haircuts on security positions:		
Contractual security commitments	–	
Trading and investment securities:		
Banker's acceptances, certificates of deposit and commercial paper	–	
U.S. and Canadian government obligations	2,736	
State and municipal government obligations	1,478	
Corporate obligations	11,495	
Stocks and warrants	160	
Money market accounts	2,620	
Other securities	2,468	
Undue concentration	–	
		20,957
Net capital		$ 188,316

* Securities owned not readily marketable include not only securities classified as Level 3 assets under GAAP but also fixed income securities that are not rated in one of the top four highest rating categories by at least two nationally recognized statistical rating organizations.

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2012
(In Thousands)

Computation of alternative net capital requirement	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2012	182
Minimum net capital requirement	423
Excess net capital	$ 187,893
Percentage of net capital to aggregate debit items	2,068%
Net capital in excess of	
4% of aggregate debit items	$ 187,952
5% of aggregate debit items	$ 187,861

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2012, unaudited amended Form X 17 a-5, Part II and reconciliation submitted on February 28, 2013.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012
(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	7,787
Customers' securities failed-to-receive		2,401
Credit balances in firm accounts which are attributable to principal sales to customers		108
Market value of short securities and credits in all suspense accounts over seven business days		926
Total credits		11,222
Debit items		
Debit balances in customers' cash and margin accounts		7,010
Failed to deliver of customers' securities not older than thirty calendar days		2,097
Aggregate debit items		9,107
Less 3%		273
Total debits		8,834
Excess of total credits over total debits	$	(2,388)
Amount on deposit in Reserve Bank Account	$	19,509

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in Schedule II and the excess of total debits over total credits reported in the Company's December 31, 2012, unaudited amended Form X-17a-5, Part II and reconciliation submitted on February 28, 2013.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2012

(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2012 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

There were no material differences in the aggregate amount or individual amounts relating to the possession or control requirements under Rule 15c3-3 reported in Schedule III and in the Company's December 31, 2012, unaudited amended Form X-17a-5, Part II and reconciliation submitted on February 28, 2013.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

Supplementary Report on Internal Controls

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

In planning and performing our audit of the financial statements of KeyBanc Capital Markets (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
KeyBanc Capital Markets Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of KeyBanc Capital Markets Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013

SIPC-7

(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030177 FINRA DEC
KEYBANC CAPITAL MARKETS INC 16*16
127 PUBLIC SQ # 4-01-27-0712
CLEVELAND OH 44114-1217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 568,963

B. Less payment made with SIPC-6 filed (exclude interest) (266,049)

7/31/2012
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 302,914

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 302,914

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 302,914

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KeyBanc Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 21 day of February, 2013

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 229,315,873
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	11,469,481
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	178,335
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	11,647,816
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	735,267
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,362,751
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,309,714
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 6,970,863	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	6,970,863
Total deductions	13,379,595
2d. SIPC Net Operating Revenues	$ 227,585,094
2e. General Assessment @ .0025	$ 568,963
	(to page 1, line 2.A.)